500 Oracle Parkway	Phone 650.506.7000
Redwood Shores	oracle.com
California 94065

February 3, 2012

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-5546

Re:	Oracle Corporation
Form 10-K for the Fiscal Year Ended May 31, 2011
Filed June 28, 2011
File No. 000-51788

Oracle Corporation
Form 10-Q for the Quarterly Period Ended November 30, 2011
Filed December 23, 2011
File No. 000-51788

Dear Mr. Gilmore:

This letter responds to the comments set forth in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Safra A. Catz, President and Chief Financial Officer of Oracle Corporation (“Oracle” or “we”) dated January 26, 2012, regarding Oracle’s Annual Report on Form 10-K for the fiscal year ended May 31, 2011 and Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2011.

Form 10-K for the Fiscal Year Ended May 31, 2011

Consolidated Financial Statements

Note 18. Legal Proceedings, page 130

1.	Your statement on page 133 that you do not believe the “outcome” of any claims or legal matters will have a materially adverse effect on your consolidated financial position, results of operations or cash flows is unclear. For example, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonable possible loss in excess of amounts accrued is immaterial, or something else. In future filings, please clarify this phrase for consistency with the terminology as defined in ASC 450-20-50 and provide us with your proposed future disclosure.

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Response: We advise the Staff that we will revise our disclosure in future filings to state the following:

We are party to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, including proceedings and claims that relate to acquisitions we have completed or to companies we have acquired or are attempting to acquire. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any of these matters, individually or in the aggregate, will result in losses that are materially in excess of amounts already recognized, if any.

Form 10-Q for the Quarterly Period Ended November 30, 2011

Condensed Consolidated Financial Statements

Note 14. Legal Proceedings, page 22

2.	We note numerous news articles regarding the lawsuit Hewlett-Packard filed against the company due to the company’s decision to discontinue software development on the Intel Itanium microprocessor. We also note various news articles indicating that the company has been subject to investigations regarding possible Foreign Corrupt Practices Act violations for more than a year. Please tell us how you considered the guidance in paragraphs 50-3 through 50-5 of ASC 450-20-50 in evaluating the need to disclose these pending matters.

Response: We make a quarterly assessment of legal matters, including the matters referenced in the Staff’s inquiry above, to determine how those matters should be treated in the context of the accounting and disclosure requirements of paragraphs 50-3 through 50-5 of ASC 450-20-50. For those matters referenced above, we evaluated whether it was reasonably possible that a loss or a loss exceeding amounts already recognized may be incurred. We determined that the estimated ranges of additional losses for those matters referenced above, if any, either individually or in the aggregate, would not have a material effect on our consolidated financial position, results of operations or cash flows. Consequently, we believe our disclosures comply with the aforementioned guidance.

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Acknowledgments

In connection with our response to your comments, Oracle acknowledges the following:

•	Oracle is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Oracle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me or Christopher Ing, Assistant General Counsel and Assistant Secretary, both at (650) 506-7000.

Very truly yours,

/s/ William Corey West
William Corey West
Senior Vice President, Chief Accounting Officer and Corporate Controller

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC
Christine Davis, Assistant Chief Accountant, Division of Corporation Finance, SEC
Joyce Sweeney, Staff Accountant, Division of Corporation Finance, SEC
Safra A. Catz, President and Chief Financial Officer, Oracle Corporation
Dorian Daley, Senior Vice President, General Counsel and Secretary, Oracle Corporation
Brian Higgins, Vice President, Legal and Associate General Counsel and Assistant Secretary, Oracle Corporation
Christopher Ing, Assistant General Counsel and Assistant Secretary, Oracle Corporation